Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Nicholas Financial, Inc.

We consent to the incorporation by reference in the registration statement (No. 333-143245) on Form S-8 of Nicholas Financial, Inc. of our reports dated June 14, 2013, with respect to the consolidated financial statements of Nicholas Financial, Inc. and subsidiaries and the effectiveness of internal control over financial reporting, which appear in the Annual Report (Form 10-K) for the year ended March 31, 2013. Our audit report on the consolidated financial statements refers to the fact that the Company corrected errors related to dealer discounts as well as certain fees charged and costs incurred to acquire loans.

/s/ Dixon Hughes Goodman LLP

Atlanta, Georgia

June 14, 2013